UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June, 2003

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Consolidated Financial Statements for period ending April 30, 2003

2)

Schedule B – Supplementary Information

3)

Schedule C – Management Discussion and Analysis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

June 17, 2003

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 61

Quarterly Report

Incorporated as part of:

x

 Schedule A

x

 Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way, Burnaby, BC V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:        (604) 294-8709

CONTACT PERSON:              Ralph Proceviat

CONTACT’S POSITION:       President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  April 30, 2003

DATE OF REPORT:  June 17,  2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

Ralph Proceviat

03/06/17

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

Sherrill Cyr

03/06/17

NAME OF DIRECTOR

    SIGN (TYPED)

 DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Nine months ended April 30, 2003 and 2002

Prepared by Management (unaudited)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at April 30, 2003

	April 30, 2003 (unaudited)	July 31, 2002 (audited)

Assets

Current assets:
Cash and cash equivalents	$ 54,821	$ 265,729
Accounts receivable	231,032	396,830
Inventories	212,328	172,732
Prepaid expenses	91,545	18,125
	589,726	853,416

Capital assets	24,697	64,914

Other assets:
Deferred development costs	5,310	−
Deferred financing costs	30,000	72,206
Investment	1	1
Patent rights	−	1,005,160
	35,311	1,077,367

	$ 649,734	$ 1,995,697

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$ 226,213	$ 212,603
Income and other taxes payable	41,976	55,248
Deferred revenue	36,421
Current portion of long-term debt (Schedule B & C)	434,136	7,390,987
	738,746	7,658,838

Long-term debt (Schedule B & C)	2,550,241	2,567,938
	3,288,987	10,226,776

Shareholders’ deficiency:
Share capital:
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares (Schedule B)	7,801,123	7,905,999
Shares held in treasury: 247,200 common shares (Schedule B)	−	(1,003,235)
	7,801,123	6,902,764
Equity component of convertible debentures (Schedule B)	−	495,381
Deficit	(10,440,376)	(15,629,224)
	(2,639,253)	(8,231,079)

	$ 649,734	$ 1,995,697

On behalf of the Board:

 “Ralph Proceviat”

Director

 “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2003 and 2002

	Three Months Ended		Nine Months Ended
	April 30, 2003 (unaudited)	April 30, 2002 (unaudited)	April 30, 2003 (unaudited)	April 30, 2002 (unaudited)

Product sales	$ 368,056	$ 551,525	$ 627,728	$ 1,178,692

Cost of sales	245,429	349,132	402,775	683,604

Gross margin	122,627	202,392	224,953	495,088

Other revenue:
Royalty revenue	87,445	83,352	545,653	550,241
Other revenue	190,000	25,000	261,278	82,918
	400,072	310,745	1,031,884	1,128,247
Operating expenses:
General and administration	308,359	348,535	914,598	949,986
Marketing and selling	7,597	12,144	41,049	73,019
Research and development	(689)	17,366	5,900	17,366
	315,267	378,045	961,547	1,040,371

Operating income (loss) before interest expense, income taxes, amortization, and extraordinary items	84,805	(67,300)	70,337	87,876

Interest expense net of interest income	74,665	141,470	363,944	477,598
Amortization of capital assets	6,742	25,444	84,200	120,021
Amortization of patent rights	172,687	416,237	1,005,160	1,248,710
	254,094	583,151	1,453,304	1,846,329

Income (loss) before extraordinary item and income taxes	(169,289)	(650,451)	(1,382,967)	(1,758,453)

Extraordinary Item:
Gain on discharge of convertible securities (Schedule B & C)	−	−	6,611,627	−

Income (loss) before income taxes	(169,289)	(650,451)	5,228,660	(1,758,453)

Income tax expense	(31,795)	−	(39,812)	(28,427)

Income (loss) for the period	(201,084)	(650,451)	5,188,848	(1,786,880)

Deficit, beginning of period	(10,239,292)	(14,322,487)	(15,629,224)	(13,186,058)

Deficit, end of period	$ (10,440,376)	$ (14,972,938)	$ (10,440,376)	$ (14,972,938)

Earnings (loss) per share	$ (0.01)	$ (0.04)	$ 0.26	$ (0.10)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2003 and 2002

	Three Months Ended		Nine Months Ended
	April 30, 2003 (unaudited)	April 30, 2002 (unaudited)	April 30, 2003 (unaudited)	April 30, 2002 (unaudited)

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (201,084)	$ (650,451)	$ 5,188,848	$ (1,786,880)
Items not involving cash:
Amortization of capital assets	1,743	4,119	41,995	56,048
Amortization of patent rights	172,686	416,237	1,005,160	1,248,710
Amortization of deferred financing costs	5,000	21,324	42,206	63,973
Amortization of deferred gain	−	(37,618)	(62,697)	(112,856)
Gain on discharge of convertible securities (Schedule B & C)	−	−	(6,611,627)	−
Gain on disposal of capital assets	(175,000)	−	(175,000)	−
Loss on disposal of asset	−	−	6,173	−
Non-cash interest on convertible securities	−	110,858	−	338,433
Cash flows from (used in) operations	(196,655)	(135,531)	(389,942)	(192,572)
Change in non-cash operating working capital:
Accounts receivable	(92,663)	(102,116)	165,798	412,085
Inventories	20,653	50,762	(39,596)	172,098
Prepaid expenses	30,293	42,257	(73,420)	(29,370)
Accounts payable and accrued liabilities	43,404	9,231	13,610	(549,819)
Customers deposits	−	(25,000)	−	(25,000)
Deferred revenue	36,421	(24,000)	36,421	28,000
Income and other taxes payable	26,574	(630)	(13,272)	(71,610)
Cash flows from (used in) operating activities	(131,973)	(185,027)	(125,401)	(256,188)

Cash flows from (used in) financing activities:
Long-term debt	(31,463)	−	(795,605)	(567,783)
Shares issued for cash	−	−	65,859	−
Shares issued for convertible securities	−	−	832,500	−
Cash flows from (used in) financing activities	(31,463)	−	102,754	(567,783)

Cash flows from (used in) investing activities:
Capital assets	(1,074)	(2,278)	(7,951)	(3,855)
Deferred development costs	−	(2,500)	(5,310)	(8,953)
Proceeds on disposal of capital assets	175,000	−	175,000	−
Cash flows from (used in) investing activities	173,926	(4,778)	(188,261)	(12,808)

Increase (decrease) in cash and cash equivalents	10,490	(189,805)	(210,908)	(836,779)

Cash and cash equivalents, beginning of period	44,331	445,010	265,729	1,091,984

Cash and cash equivalents, end of period	$ 54,821	$ 255,205	$ 54,821	$ 255,205

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule B: Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2003

1.

Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business, notwithstanding that, at April 30, 2003, the Company had a shareholders’ deficiency of $2,639,253, and has generated losses in each of the last three fiscal years.  Operations to date have been primarily financed by operating cash flow, long-term debt and equity transactions.  As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in generating additional cash to finance operations.  If it is not, the Company will be required to reduce operations or liquidate assets.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

For the current fiscal year to date:

Cost of sales:

Cost of sales totals $402,775, which includes manufacturing, parts and components of $394,675 and sales commissions of $8,100.

Operating expenses:

General and Administrative expenses amounted to $914,598 for the period and include $323,151 for general insurance, $112,909 for legal fees,  $10,115 for accounting and audit, $71,220 for rent, $273,724 for wages, benefits and consulting fees and the remaining $123,479 for travel, telephone and office expenses.

Marketing and selling expenses totaling $41,049 include $5,850 for shareholder communications, $7,225 for advertising and promotion of the Company’s attractions and $27,974 for the annual trade show and safety symposium.

Interest expense:

Interest expense of $363,944 (net of interest income of $694) relates to a convertible security and a non-convertible secured loan.

Extraordinary Item – Gain on Discharge of Convertible Securities:

On January 23, 2003, the Company reached an agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations thereunder through a combination of cash and common shares of the Company. The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002 representing 26.68% of the post conversion shares of 23,872,744, before unexcercised stock options.

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issue 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the remaining $60,000 will be paid in monthly installments of $15,000 commencing in July, 2003.  The $60,000 was raised through a private placement of 2,000,000 shares.

The effect of the settlement as at January 23, 2003 is as follows:

Convertible debenture plus accrued interest, including equity component of $495,381, prior to discharge	$ 7,564,127
Less Consideration paid to Debenture Holder:
Cash	(120,000)
Common shares converted and issued – 750,000 at US $1.11	(832,500)
(952,500)
Extraordinary gain on discharge of Convertible Securities	$ 6,611,627

After the private placement of 2,000,000 common shares, the return of 247,200 common shares to treasury, the 750,000 common shares issued to the Debenture Holder and before taking into account unexcercised stock options, the Debenture Holder’s 750,000 shares represents 3.7% of the 20,007,297 issued and outstanding common shares.

3.

For the quarter under review:

a)

No common shares were issued during the quarter.

b)

No stock options were granted during the quarter:

4.

As at the end of the quarter:

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	April 30,
Date	Price	2002	Granted	Exercised	Cancelled	2003

10/28/02	Cdn $0.24	30,000	-	-	(30,000)	-
11/03/02	Cdn $0.24	400,000	-	-	(400,000)	-
12/31/03	Cdn $0.16	300,000	-	-	(300,000)	-
12/31/05	Cdn $0.16	300,000	-	-	-	300,000
10/31/05	Cdn $0.10	-	2,075,000	-	(100,000)	1,975,000

		1,030,000	2,075,000	-	(830,000)	2,275,000

c)

Summary of convertible securities:

Expiry	Conversion	July 31,	Amount	Number of	Amount	April 30,
Date	Price	2002	Converted	Shares Issued	Discharged	2003

12/31/02	U.S. $1.11	$5,940,000	$832,500	750,000	$(5,107,500)	-

d)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	April 30,
Date	Price	2002	Shares Granted	2003

01/20/04	Cdn. $0.10	-	2,000,000	2,000,000

e)

Shares in escrow:

NIL

f)

Directors/Officers:

Ralph Proceviat, Director, Chairman of the Board, President and Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

5.

Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, manufacturing and sale of actual experience amusement rides.  Supplementary information by geographic area for the nine months ended April 30, 2003 and the comparable prior year period is as follows:

	Outside U.S.	U.S.	Total
2003:
Revenues including interest income	$ 124,173	$ 1,311,180	$ 1,435,353
Income (loss)	5,684,335	(495,487)	5,188,848
Identifiable assets	142,483	507,251	649,734

2002:
Revenues including interest income	149,358	1,677,809	1,827,197
Income (loss)	(880,133)	(906,747)	(1,786,880)
Identifiable assets	179,690	2,521,446	2,701,136

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule C:  Management Discussion and Anaylsis

(unuadited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2003

Description of Business

ThrillTime Entertainment International, Inc. is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour; and Top Eliminator Dragsters®, which provides a real life drag racing experience.  The Company owns the proprietary patent rights and trademarks for these two rides and generates product sales and royalty revenue from the following sources:

•

Sale of rides (including installation supervision);

•

Long-term on-going royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection;

•

Mandatory annual training and certification revenue to ensure that the highest safety standards are maintained by park operators; and

•

Customers are required to purchase specific parts and services from our group of companies  - serial numbered flight suits, certified cables etc. – to protect the riders and parks.

As at April 30, 2003 the Skycoaster® was operating in 73 sites and the Top Eliminator® was operating in 4 sites.

Operations

In the fall of 2002, the Board of Directors developed an aggressive turnaround and growth plan focused on returning the Company to profitability and reducing its current debt load to a more manageable level.  Although the speed of change has been impacted by the somewhat sluggish economy, the Company is beginning to show positive signs as a result of the actions taken by the Board and Management team.

A.

Marketing

On January 1, 2003, the Company appointed Fair Play, Inc., based out of the Orlando, Florida area, as its exclusive, world-wide authorized sales representative.  Under the terms of the sales representative agreement, Fair Play, Inc. is compensated on a commission only basis and is responsible for paying its own selling expenses. Fair Play, Inc. will assist the Company with (i) the sale, licensing and distribution and (ii) the establishment of joint ventures between the Company and third parties with respect to the following products:

•

the Skycoaster® package, consisting of the Company’s proprietary amusement ride “Skycoaster”, together with all modifications, improvements and upgrades thereto made or developed by the Company.

•

the SkySpider™ package, consisting of the Company’s proprietary amusement ride “SkySpider™”, together with all modifications, improvements and upgrades thereto made or developed by the Company; and

•

all future products

The sale, licensing and distribution of the Top Eliminator® Dragsters is being handled internally but discussions are underway to move this responsibility over to Fair Play, Inc.

The sales season for the Company’s two product lines typically heats up in the July/August/ September time frame i.e. sales made in July/August/September will be installed in the following February – April timeframe to meet the Memorial Day (May long weekend in the US), the beginning of the park’s operating season.  Since the  appointment of Fair Play, Inc. did not occur until January 1, 2003, the Company missed the sales and installation window for 2003. As a consequence, the sales team has been focused on closing sales for the 2004 operating season.

Since the last quarter, we have seen a resurgence in interest in both the Skycoaster® and Top Eliminator®  attractions.  This interest is coming from Europe, the Middle East as well as the USA.  Our new commission based sales team is actively chasing down these leads and we are optimistic that this interest will convert into several ride sales over the next 3-6 months and in turn, generate long-term recurring royalty and parts and service revenue.

The Company again combined its annual ThrillTime Safety Seminar with the AIMS (Amusement Industry Manufacturers & Suppliers) International Safety Seminar and Certification Testing held in Kissimmee, Florida in January 2003.

The Company exhibited at the annual IAPPA (International Association of Amusement Parks and Attractions) Convention held November 2002 in Orlando, Florida.

In addition to responding to sales leads, management is implementing strategies focused on maximizing royalty,  joint venture revenue, parts and service revenue.

B.

Debt Reduction Management Plan

A primary objective of the Board of Directors is to bring down the debt load associated with the acquisition of the Skycoaster® business and a settlement agreement related to the Top Eliminator®. The balances owing consist of a promissory note, a non-convertible secured loan and debt associated with the settlement agreement.  The first item of business was to negotiate with the Convertible Debenture holder.

1)

Extraordinary Item – Gain on Discharge of Convertible Securities:

On January 23, 2003, the Company reached an agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations thereunder through a combination of cash and common shares of the Company. The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002.  If the full conversion had taken place, the Debenture holder would have held a block of shares representing 26.68% of the post conversion shares of 23,872,744, (consisting of the pre-conversion number of shares outstanding of 17,504,497 plus the conversion shares of 6,368,247).

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000 whereby the principal amount together with interest will be paid in four monthly installments commencing July 31, 2003.

The effect of the settlement as at January 23, 2003 is as follows:

Convertible debenture plus accrued interest, including equity component of $495,381, prior to discharge	$ 7,564,127
Less Consideration paid to Debenture Holder:
Cash	(120,000)
Common Shares issued – 750,000 at US $1.11	(832,500)
(952,500)
Extraordinary gain on discharge of Convertible Securities	$ 6,611,627

At the time of the settlement, the potential 26.68% holdings of the Debenture holder were reduced to 3.7% of the 20,007,297 outstanding common shares.

2)

Long Term Debt

As depicted below, the settlement with the Debenture holder reduced the Company’s overall long-term debt from $9,958,925 as at July 31, 2002 to $2,984,377 as at April 30, 2003, a 70% reduction.

	April 30, 2003	July 31, 2002
Convertible debenture which is unsecured, bears interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share	$ 5,500,000	$ 5,500,000
Equity component of convertible debenture prior to discharge	495,381	−
Accretion of implicit interest in convertible debenture	495,364	455,439
6% implicit interest on convertible debenture	1,128,763	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	(55,381)	(55,381)
	7,564,127	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $413,805 (2002)	-	62,697
Amount due for settlement agreement	267,710	360,135
Promissory Note – Convertible Debenture holder	60,000	-
Non-convertible secured loan bearing interest at 10.5% per annum	2,656,667	2,656,667
	10,548,504	9,958,925
Less: Discharge of Convertible Debenture – see above	(7,564,127)	-
Long-term debt as at April 30, 2003	2,984,377	9,958,925

The Board of Directors is currently working on re-financing and/or reducing the remaining $2,984,377 in long-term debt.  Making up this balance is the remaining $2,656,667 of a $4,000,000 non-convertible secured loan associated with the purchase of Skycoaster® in June 1998, the $60,000 promissory note associated with the convertible debenture and the remaining $267,710 related to Top Eliminator® settlement agreement.

C.

Operating Expense Reduction

To offset the significant rise in general liability insurance premiums resulting from the events of September 11, 2001 as well as increasing overall operating efficiencies, the Company has been successful in reducing operating expenses and facilities costs by consolidating offices, reducing staffing levels and cutting back on non essential travel.  To date, these cost reductions have been implemented without compromising customer satisfaction.

DISCUSSION OF OPERATIONS & FINANCIAL CONDITION

Three months ended April 30, 2003

Revenues and Cost of Sales

Revenues from product sales for the third quarter ended April 30, 2003 were $368,056, compared to $551,525 for the third quarter ended April 30, 2002.

Gross margin for the quarter ended April 30, 2003 was $122,627, down $79,765 over the same quarter ended April 30, 2002 as a result of lower sales.

Royalty revenue for the quarter ended April 30, 2003 was $87,445, up $4,093 or 4.9% over the same quarter last year.

Other revenue for the quarter ended April 30, 2003 of $261,278 included the sale of a Company owned Skycoaster® pursuant to a joint venture agreement.  The comparable April 30, 2002 amount was $82,918.

Operating Expenses

Overall operating expenses of $315,267 for the quarter ended April 30, 2003 compared to $378,045 for the same quarter ended April 30, 2002 reflect management’s focus on increasing efficiency and holding the line on discretionary spending.  General and administration expenses for the quarter ended April 30, 2003 were $308,359, down $40,176 or 11.5% for the corresponding three months ended April 30, 2002.

Marketing and selling costs for the three months ended April 30, 2003 were $7,597, down $4,547 over the same quarter last year.

Research and Development costs for the quarter ended April 30, 2003 showed a recovery of $689 of costs, compared to $17,366 spent during the three months ended April 30, 2002.

Operating Income (Loss)

The operating income before interest expense, income taxes, amortization and the extraordinary item for the three months ended April 30, 2003 was $84,804 compared to an operating loss of $67,300 for the three months ended April 30, 2002.  The improved operating results reflect a combination of lower operating expenses, lower interest expense, lower patent amortization expense and the sale of a Company owned Skycoaster® pursuant to a joint venture agreement.

Interest expense, net of interest income for the three months ended April 30, 2003 was $74,665 compared to $141,470 for the same quarter last year.  The decrease of $66,805 resulted from the discharge of the convertible debenture on January 23, 2003.

Amortization expenses relating to capital assets and patents for the three months ended April 30, 2003 amounted to $179,429, compared to $441,681 for the same period ended April 30, 2002.  As at April 30, 2003, the Skycoaster® patents, with an original book value of $8,324,733, were fully amortized for accounting purposes.

Net Loss

The net loss for the three months ended April 30, 2003 was $201,084 or $0.01 per share, compared to a net loss of $650,451 or $0.04 per share for the same period ended April 30, 2002, an improvement of  $476,978.

DISCUSSION OF OPERATIONS & FINANCIAL CONDITION

Nine months ended April 30, 2003

Revenues and Cost of Sales

Revenues from product sales, royalties, interest income and other revenue for the nine months ended April 30, 2003 were $1,259,659 compared to $1,811,851 for the comparable period a year earlier.

Gross margin for the nine months ended April 30, 2003 was $224,953 compared to $495,088 for the same quarter ended April 30,2002 due to lower product sales revenue.

Royalty and other revenue for the nine months ended April 30, 2003 was $906,931, compared to $633,159 for the corresponding period last year due to the sale of a Company owned asset pursuant to a joint venture agreement.

Operating Expenses

General and administration expenses for the nine months ended April 30, 2003 were $914,598, compared to $949,985 for the corresponding nine months ended April 30, 2002.  These expenses include $323,151 for insurance coverage, up $184,115 or 132% for the same period in 2002.  Insurance premiums charged to the amusement ride industry as a whole have risen drastically over the past two years, primarily as the continuing result of the events of September 11, 2001 as well as risks associated with the amusement industry.   Also included in General and Administrative expenses are legal fees which amounted to $112,909, up $24,264 over the same period in 2002.  These fees primarily include costs associated with ongoing insurance claims, maintenance of the Company’s intellectual property (patents and trademarks) and discharge of the convertible debenture.  Insurance policies require that the Company retain the services of counsel to administer claims handled within each annual Self-Insured Retention (SIR) (deductible).  Legal expenses attributable to the SIR and intellectual property amounted to $73,678 and $17,632 respectively.  Wages, benefits and consulting fees amounted to $273,724 down $221,794, or 45% for the same period in 2002 due to a reduction in the number of employees and elimination of Company-paid benefits.  Rent, telephone and travel amounted to $110,960, down $59,008, or 35% for the same period in 2002.  Audit and regulatory fees are $27,673, up $15,326 from 2002 due to more stringent regulatory reporting requirements for SEC filing.   The remaining $66,181 in General and Administrative expenses relates to office expenditures, including relocation costs.

Marketing and selling costs for the nine months ended April 30, 2003 amounted to $41,049 which includes $5,850 for shareholder communications, $7,225 for advertising and promotion of the Company’s attractions and $27,974 for the annual trade show and safety symposium, down $31, 970 or 44% for the same period in 2002.

Operating Income

The operating income before interest expense, income taxes, amortization and the extraordinary item for the nine months ended April 30, 2003 was $70,337 compared to an operating income of $87,876 for the nine months ended April 30, 2002.

Interest expense, net of interest income of $694 for the nine months ended April 30, 2003 was $363,944, compared to interest expense of $477,598 for the same period ended April 30, 2003. The decrease in interest of $113,584 or 24% over the same period last year is due primarily to the discharge of the convertible debenture on January 23, 2003.

Amortization expenses relating to capital assets and patents for the nine months ended April 30, 2003 amounted to $1,089,360, compared to $1,368,731 for the same period ended April 30, 2002.  As at April 30, 2003, the patents, with an original book value of $8,324,733, were fully amortized.

Net Income

Net income for the nine months ended April 30, 2003 was $5,188,848 or $0.26 per share, compared to a net loss of $1,786,880 or $(0.10) per share for the same period ended April 30, 2002.  The improved operating results reflect the gain on the discharge of Convertible Securities, the gain on the sale of a Company owned asset and a combination of lower operating costs, lower interest  expense and lower patent amortization expense.

Net cash flow from operations for the period was a negative $389,942 or $0.02 per share compared to a negative cash flow from operations of $192,572 or $0.01 for the same period last year.

Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Capital Structure

As of July 31, 2002 there were 17,504,497 common shares outstanding.  On January 21, 2003, 247,200 common shares were returned to treasury.  On January 24, 2003, 750,000 common shares were issued pursuant to a settlement of convertible securities and 2,000,000 common shares were issued in connection with a private placement.  As of June 17, 2003 there were 20,007,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business.  Operations to date have been primarily financed by long-term debt and equity transactions.

As at April 30, 2003 the Company had $54,821 in cash and short-term deposits compared to $255,205 as at April 30, 2002, a decrease of $200,384.

Subsequent Events

a)

On the sale of a Skycoaster®, $108,000 was received on May 31, 2003.  The revenue will be fully recognized and all monies owing will be received prior to the year end July 31, 2003.

b)

As reported in the January 31, 2003 statements filed March 25, 2003, in anticipation of low cash reserves during the off season – November through April - the Company informed the secured loan lender that without a re-structuring of the current payment terms of the loan, there was a high probability that the,

c)

February 15, 2003 and May 15, 2003 quarterly principal and interest payments of $261,320 per quarter would not be made on time. The Company has only been able to pay   $70,349   towards the    February 152003 balance outstanding, which covers the interest component of the February 15, 2003 payment. As a result of these two missed payments, technically the loan is not in good standing. The Company has been working closely with the lender and has informally been given time to cure the default by raising funds through operations and/or seeking out alternative long term financing.  The Company’s high cash flow months occur during the period June through September.

The lender has verbally expressed that it is prepared to wait for the build up cash that will arise over the 2003 operating season (June to September) from royalties and ride sales. However, there is no assurance that the Company will continue to receive the co-operation and support from the Lender.

In its efforts to bring the status of the loan current, one of the options management is pursuing is the re-financing of the entire loan with a different lender.  The benefits of re-financing the loan with a different lender include being able to take advantage of a lower interest rate and match the amortization period of the loan more closely with the term of the license agreements and life of the existing patents, both of which extend beyond 2010.  A desirable goal in the re-financing would be to negotiate a more realistic and manageable quarterly payment, somewhere in the $135,000 to $140,000 range. The Company is focused on rigorously curing this default as quickly as possible.

d)

Pursuant to a Settlement Agreement, dated June 28, 2002, the Company requested time to pay its June 1, 2003 monthly payment of $11,825.  The Lender has agreed to defer the payment until the cash becomes available from operations. The amount remains outstanding, although the Company has been working with the party to rectify the situation.

At April 30, 2003 the Company had a shareholders’ deficiency of $2,639,253 and has generated loses in each of the last three fiscal years.  The Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and ultimately, management’s ability to achieve profitable operations through new ride sales, maintain its current royalty revenue stream and raise sufficient capital to fund the development of new rides.

 Due to market conditions and the fact that completion of future financing will be subject to the Company’s financial position, there can be no assurances that the Company will be successful in generating sufficient cash to pay down its debt and to continue operations.  If it is not, the Company will be required to reduce operations or liquidate assets.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.